U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4                                                     OMB APPROVAL
                                                   ---------------------------
[ ] CHECK THIS BOX IF NO LONGER                    OMB NUMBER        3235-0287
    SUBJECT TO SECTION 16.                         EXPIRES:   JANUARY 31, 2005
    FORM 4 OR FORM 5 OBLIGATIONS                   EXTIMATED AVERAGE BURDEN
    MAY CONTINUE. SEE INSTRUCTION                  HOURS PER RESPONSE......0.5
    1(b).

    FILED PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
SECTION 17(a) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR SECTION 30(f)
                      OF THE INVESTMENT COMPANY ACT OF 1940
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1. Name and Address of Reporting Person*

     Todd Sanders
     19100 Von Karman Avenue, Suite 450
     Irvine, California  92612

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2. Issuer Name and Ticker or Trading Symbol

     Nuway Energy, Inc. (NWAY)

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3. IRS or Social Security Number or Reporting Person (Voluntary)

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4. Statement for Month/Year

     February, 2002

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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person to Issuer (Check all applicable)
     [X] Director                            [X] 10% Owner
     [X] Officer (give title below)          [ ] Other (specify below)


                       Chief Executive Officer, President
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7. Individual or Joint/Group Filing (Check Applicable Line)

[X] Form filed by One Reporting Person
[ ] Form filed by More than One Reporting Person

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TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
           OR BENEFICIALLY OWNED
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


1. Title       2. Trans-  3. Trans-   4. Securities Acquired (A)   5. Amount of     6. Owner-        7. Nature of
   of Security    action     action      or Disposed of (D)           Securities       Ship Form:       Indirect Bene-
   (Instr. 3)     Date       Code        (Instr. 3, 4 and 5)          Beneficially     Direct (D)       ficial Owner-
                  (Month/    Instr.8)                                 Owned at         or Indirect      ship
                  Day/Year)  --------------------------------------   End of Month     (I)              (Instr. 4)
                             Code    V     Amount    (A) or   Price   (Instr. 3 and 4) (Instr. 4)
                                                     (D)
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

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


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)
                                                                          (Over)
                                                                 SEC 1474 (3/91)

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TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
            (e.g., puts, calls, warrants, options, convertible securities)
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


1.Title    2.Conver-  3.Trans-  4.Transac-  5.Number    6.Date      7.Title and  8.Price      9.Number of   10.Owner-   11.Nature
  of Deriv-  sion or    action    tion Code   of Deriv-   Exercise    Amount of    of Deriva-   Derivative     ship Form   of Indir-
  ative      Exercise   Date      (Instr. 8)  ative Se-   and Expir-  Underlying   tive Secur-  Securities     of Deriv-   ect Bene-
  Security   Price of   (Month/               curities    ation Date  Securities   ity (Instr.  Beneficially   ative Se-   ficial
  (Instr. 3) Derivative Day/Year)             Acquired    (Month/Day/ (Instr.      5)           Owned at End   curity:     Ownership
             Security                         (A) or      Year)       3 & 4)                    of Month       Direct     (Instr. 4)
                                              Disposed   ---------------------------            (Instr. 4)     (D) or
                                              of (D)     Date    Expir-      Amt. or                           Indirect
                                              (Instr.    Exer-   ation Title Num. of                           (I) (Instr.
                                              3, 4 & 5)  cisable Date        Shares                            4)
                                 ---------------------
                                  Code   V   (A)   (D)
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Warrant      $1.75    02/21/2002    J  750,000   (D)    12/12/00  12/11/05   750,000  See below    750,000       I       Devenshire
                                                                                                                         Management
                                                                                                                         Corporation
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

Explanation of Responses:

Reporting Person agreed to cancel and terminate these Warrants.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S. C 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.


  /s/ TODD SANDERS                                     February 28, 2002
  ----------------------------------                  -------------------
      Todd Sanders                                          Date